WILMERHALE

February 26, 2010

VIA EDGAR

Securities and Exchange Commission

File Desk

100 F Street, N.E.

Washington, D.C.  20549

Re:

Post-Effective Amendment No. 14 to Boyar Value Fund, Inc.’s Registration Statement on Form N-1A (File Nos. 333-29253, 811-08253)

Ladies and Gentlemen:

Attached hereto for electronic filing on behalf of Boyar Value Fund, Inc. (the “Fund”) pursuant to (1) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a) thereunder; (2) the Investment Company Act of 1940, as amended (the “1940 Act”); and (3) Rule 101(a) of Regulation S-T, is post-effective amendment no. 14 (amendment no. 16 under the 1940 Act) to the Registration Statement on Form N-1A (the “Amendment”), including Part C and exhibits.  The Amendment has been manually signed by the persons specified in Section 6(a) of the 1933 Act and, pursuant to Rule 302 under Regulation S-T, the Fund will retain the manually executed copy of the Amendment.

This Amendment is being filed to make certain changes to the Fund’s Prospectus and SAI in compliance with the new Form N-1A and make certain non-material changes to the Registration Statement.  Pursuant to Rule 302 under Regulation S-T, the Fund will retain the manually executed copy of the Amendment.  The electronic copy of the Amendment contains conformed signatures.

If you have any questions or comments concerning the enclosed, please contact me at Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Fund, at (617) 526-6440 (collect).

Best regards,

/s/ Leonard A. Pierce

      Leonard A. Pierce

cc:

Mr. Mark A. Boyar

Mr. Emile Molieaux